                                Filed by ENSCO International Incorporated

                                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934

                                Subject Company: Chiles Offshore Inc.

                                Subject Company Commission File No.: 001-16005







                     ENSCO INTERNATIONAL AND CHILES OFFSHORE
                           ANNOUNCE AGREEMENT TO MERGE

         Dallas, Texas, May 15, 2002....ENSCO International Incorporated (NYSE:
ESV) and Chiles Offshore Inc. (AMEX: COD) announced that they have signed a definitive merger agreement by which ENSCO will acquire Chiles. The Boards of both companies have approved the transaction. Under the terms of the merger agreement, Chiles' stockholders will receive 0.6575 shares of ENSCO common stock, plus cash of $5.25, for each share of Chiles' common stock. Total value of the transaction is approximately $578 million based on ENSCO's closing price as of May 14, 2002.

         After giving effect to the transaction and including the Chiles' rig currently under construction, the combined company will have a fleet of 56 offshore drilling rigs, in addition to ENSCO's fleet of 28 Gulf of Mexico oilfield support vessels. The combined fleet will include 43 premium jackup rigs, with 29 rigs, or two thirds of the fleet, having been built or rebuilt since 1995.

         Carl F. Thorne, ENSCO's Chairman and Chief Executive Officer, explained the strategic reasons for the transaction. "The acquisition of Chiles will increase ENSCO's exposure to the premium jackup market through the addition of the newest and one of the most capable fleets in the industry. We believe that this is a prudent way for ENSCO to grow, adding to the high-end of our jackup fleet, without impacting industry supply, and without increasing our financial leverage. We expect this transaction to be accretive to our shareholders from day one, both in terms of earnings and cash flow. We anticipate that ENSCO's long-term debt to total capitalization ratio will remain at 24% after giving effect to the transaction.

         "Chiles and ENSCO have similar operating philosophies - providing safe, efficient, and reliable service through the medium of high-quality equipment, and well-trained and talented personnel, factors critical to building long-term relationships with major integrated oil companies. Chiles' management and personnel are to be commended for building an excellent organization with a superior safety and performance record, and we look forward to their continuing contribution as part of ENSCO. In that regard, we are pleased that William E. Chiles, the President and Chief Executive Officer of Chiles, has agreed to join ENSCO as an executive officer upon completion of the merger."

         Charles Fabrikant, Chiles' Chairman, commented, "This combination is an opportunity for Chiles' shareholders to become owners of a more diverse fleet that has the size and mass to participate in most worldwide offshore markets. ENSCO has been dedicated to sound principles of operations, quality equipment, and a commitment to safety, and maintaining the integrity of its balance sheet." Mr. Fabrikant, who also serves as Chairman and Chief Executive Officer of SEACOR SMIT Inc. (NYSE: CKH), added, "In my capacity as a representative of SEACOR, which is Chiles' largest shareholder, I am delighted that we will become shareholders in ENSCO."

         The transaction is subject to approval by the stockholders of Chiles, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and customary closing conditions. It is anticipated that the transaction will close within 90 to 120 days.

         THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION WHEN THEY ARE FILED WITH THE SEC BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. ONCE FILED, INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FOR FREE AT THE SEC'S WEB SITE WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, WWW.ENSCOUS.COM OR CHILES OFFSHORE INC.'S WEB SITE, WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

         PARTICIPANTS IN SOLICITATION

         CHILES OFFSHORE INC. AND ITS RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CHILES OFFSHORE INC.'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. INFORMATION CONCERNING CHILES OFFSHORE INC.'S PARTICIPANTS IN THE SOLICITATION IS SET FORTH IN CHILES OFFSHORE INC.'S FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 29, 2002.

         Statements contained in this press release that state the companies' or their managements' intentions, hopes, beliefs, expectations, anticipations, projections, or predictions of the future are forward-looking statements. Such forward-looking statements include references to the anticipated transaction closing and related financial impact, including long-term debt to total capitalization ratio. It is important to note that the actual results could differ materially from those projected in such forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include the following: (i) the results of the vote of Chiles' stockholders on the proposed merger transaction; (ii) the results of the review of the proposed merger transaction by antitrust regulatory authorities,
(iii) industry conditions and competition, (iv) cyclical nature of the industry,
(v) worldwide expenditures for oil and gas drilling, (vi) operational risks and insurance, (vii) risks associated with operating in foreign jurisdictions,
(viii) the impact of current and future laws and government regulation, as well as repeal or modification of same, affecting the mergers and acquisitions, oil and gas industry and the Company's operations in particular, (ix) changes in the dates the rigs being constructed or undergoing enhancement or repair will enter service (including changes resulting from an unanticipated increase in the scope of work), (x) renegotiation, nullification, or breach of contracts with customers or other parties, and (xi) the risks described from time to time in the companies SEC filings. Copies of such filings may be obtained by contacting the companies or the SEC.

         The companies disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements to reflect any change in the companies expectations or any change in events, conditions or circumstances on which any such statements are based.

         ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry. Chiles, based in Houston, Texas, owns and operates a fleet of four ultra-premium jackup rigs with one additional ultra-premium jackup rig under construction that is expected to be delivered by the end of the third quarter of 2002.

ENSCO Contact:  Richard LeBlanc
                214-922-1550



    -----------------------------------------------------------------------


         ENSCO will conduct a conference call at 4:00 p.m. Central Time on Wednesday, May 15, 2002, to discuss the proposed transaction. Interested parties may listen to the call by dialing 952-556-2802. It is recommended that participants call five to ten minutes before the scheduled start time. The call will also be broadcast live over the Internet at www.enscous.com.

         A replay of the conference call will be available on ENSCO's web site www.enscous.com, or by phone for 24 hours after the call by dialing 703-326-3020 (access number 5998768).
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                                  NEWS RELEASE
                        ENSCO INTERNATIONAL INCORPORATED
[ENSCO LOGO]
--------------------------------------------------------------------------------
        2700 FOUNTAIN PLACE o 1445 ROSS AVENUE o DALLAS, TEXAS 75202-2792
      TEL: (214) 922-1500 o FAX: (214) 855-0080 o WEB SITE: WWW.ENSCOUS.COM
--------------------------------------------------------------------------------


             ENSCO TO CONDUCT CONFERENCE CALL TO DISCUSS PREVIOUSLY
                 ANNOUNCED PROPOSED MERGER WITH CHILES OFFSHORE

         Dallas, Texas, May 15, 2002....ENSCO International Incorporated (NYSE:
ESV) will conduct a conference call to discuss the previously announced proposed merger with Chiles Offshore Inc. (AMEX: COD). The conference call will be at 4:00 p.m. Central Time on Wednesday, May 15, 2002. Interested parties may listen to the call by dialing 952-556-2802. It is recommended that participants call five to ten minutes before the scheduled start time. The call will also be broadcast live over the Internet at www.enscous.com. Please note that the conference call will not be replayed as previously reported.

         ENSCO, headquartered in Dallas, Texas, provides contract drilling and marine transportation services to the international petroleum industry. Chiles, based in Houston, Texas, owns and operates a fleet of four ultra-premium jackup rigs with one additional ultra-premium jackup rig under construction that is expected to be delivered by the end of the third quarter of 2002.

ENSCO Contact:    Richard LeBlanc
                  214-922-1550

        ----------------------------------------------------------------

         THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE OR AN OFFER OR AN INVITATION TO PURCHASE ANY SECURITIES. INVESTORS SHOULD CAREFULLY REVIEW ENSCO INTERNATIONAL INCORPORATED'S REGISTRATION STATEMENT AND PROSPECTUS AND THE RELATED CHILES OFFSHORE INC. PROXY STATEMENT WITH RESPECT TO THE PROPOSED TRANSACTION WHEN THEY ARE FILED WITH THE SEC BEFORE MAKING ANY DECISION CONCERNING THE PROPOSED OFFER. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. ONCE FILED, INVESTORS WILL BE ABLE TO OBTAIN THESE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FOR FREE AT THE SEC'S WEB SITE WWW.SEC.GOV, AND AT ENSCO INTERNATIONAL INCORPORATED'S WEB SITE, WWW.ENSCOUS.COM OR CHILES OFFSHORE INC.'S WEB SITE, WWW.CHILESOFFSHORE.COM. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.